Exhibit 99.1
ASML Media Relations Contacts
Lucas van Grinsven — Corporate Communications — +31 40 268 3949
ASML Investor Relations Contacts
Craig DeYoung — Investor Relations — +1 480 383 4005
Franki D’Hoore — Investor Relations — +31 40 268 6494
ASML Chief Executive Officer Eric Meurice Accepts Extension of Contract
VELDHOVEN, the Netherlands, March 3, 2008 — ASML Holding NV (ASML) announces that its Supervisory Board has agreed with Chief Executive Officer (CEO) Eric Meurice to extend his contract. Meurice joined ASML on October 1, 2004. Under his leadership, ASML’s management and employees more than doubled the company’s net income, generated cash from operating activities of more than EUR 2 billion, while boosting research and development investments by almost 50 percent to more than EUR 500 million per year.
The Supervisory Board is pleased to inform the Annual General Meeting of shareholders (AGM) that it intends to re-appoint Meurice as CEO and Chairman of the Board of Management of ASML for a consecutive term of four years.
The essential elements of Meurice’s extended contract are available on ASML’s website.
Furthermore, the agenda of the AGM, to be held on April 3, 2008, is also available on the website at www.asml.com. Finally, ASML informs its shareholders that the ex-dividend date for the earlier announced 2007 dividend payment of EUR 0.25 per ordinary share is set for April 7, 2008.
About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML has more than 6,500 employees, serving chip manufacturers in more than 60 locations in 16 countries.